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LAW OFFICES
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RYAN M. ORR
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ORRR@BALLARDSPAHR.COM

03043484

RECD S.E.C.
DEC 23 2003
1086

December 22, 2003

By Hand Delivery

PROCESSED
DEC 31 2003
THOMSON FINANCIAL

SEC Filing Desk
Securities & Exchange Commission
450 5th Street, NW
Washington, D.C., 20549

Re: PBHG Fund (File No. 811-04391)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Pursuant to the provisions of Section 33 of the Investment Company Act of 1940 (the "1940 Act"), attached please find a copy of the complaint filed in the United States District Court for the Eastern District of Pennsylvania in the lawsuits entitled Weiser v. PBHG Growth Fund, et. al. PBHG Funds, a registered investment company, and Pilgrim Baxter & Associates, Ltd., a registered investment adviser and affiliated person of PBHG Funds, are defendants in the *Weiser* case and were served with the complaint on December 18, 2003.

Also enclosed please find a copy of this letter for our records. Please date-stamp the copy and return it to me at the address listed above.

Sincerely,

Ryan M. Orr

Ryan M. Orr

RMO/o
Attachments

cc: John Zerr, Esq.

PHL_A #1826240 v3

SUMMONS IN A CIVIL ACTION

UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF PENNSYLVANIA

ANATOLY S. WEISER, Individually and on behalf of all others similarly v. PBHG GROWTH FUND; PBHG EMERGING GROWTH FUND; PBHG LARGE CAP GROWTH FUND; PBHG SELECT GROWTH FUND; PBHG FOCUSED FUND; PBHG LARGE CAP FUND; PBHG LARGE CAP 20 FUND; PBHG STRATEGIC SMALL COMPANY FUND; PBHG DISCIPLINED EQUITY FUND; PBHG MID-CAP FUND; PBHG SMALL CAP FUND; PBHG CLIPPER FOCUS FUND; PBHG SMALL CAP VALUE FUND; PBHG REIT FUND; PBHG TECHNOLOGY & COMMUNICATIONS FUND; PBHG IRA CAPITAL PRESERVATION FUND; PBHG INTERMEDIATE FIXED INCOME FUND; PBHG CASH RESERVES FUND (collectively, the "PBHG MUTUAL FUNDS"); PBHG FUNDS; OLD MUTUAL ASSET MANAGEMENT; PILGRIM BAXTER & ASSOCIATES, LTD.; HAROLD J. BAXTER; GARY L. PILGRIM; APPALACHIAN TRAILS, L.P.; MICHAEL CHRISTIANI; WALL STREET DISCOUNT CORPORATION and ALAN LEDERFEIND	CIVIL ACTION NO. 03-6509 TO: (NAME AND ADDRESS OF DEFENDANT)

YOU ARE HEREBY SUMMONEDand required to serve upon

Plaintiff's Attorney (Name and Address)

Michael D. Donovan, Esq.
Donovan Searles, LLC
1845 Walnut St., Ste. 1100
Philadelphia, PA 19103

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. Any answer that you serve on the parties to this action must be filed with the Clerk ofthis Court within a reasonable period of time after service.

Michael E. Kunz, Clerk of Court	Date: 12/1/03

(By) Deputy Clerk

PATRICIA A. JONES

United States District Court
Eastern District of Pennsylvania
United States Courthouse
Independence Mall West
601 Market Street
Philadelphia, PA 19106-1797

Chambers of
James T. Giles
Chief Judge

Michael E. Kunz
Clerk of Court

Clerk's Office
Room 2609
Telephone
(215) 597-7704

NOTICE OF RIGHT TO CONSENT TO EXERCISE OF JURISIDICTION BY A UNITED STATES MAGISTRATE JUDGE

The district judges of this Court have found that the United States magistrate judges are experienced judicial officers who have regularly handled the disposition of hundreds of civil cases through motions and trials and are fully qualified to try any civil cases arising before this Court.

In accordance with the provisions of 28 U.S.C. §636(c), you are hereby notified that pursuant to Local Rule 72.1(h), the United States magistrate judges of this district, in addition to their other duties, may, upon the consent of all the parties in a civil case, conduct any or all proceeding in a civil case, including a jury or non-jury trial, and order the entry of a final judgment. Appropriate consent forms for this purpose are available from the clerk of court.

Your decision to consent, or not consent, to the referral of your case to a United States magistrate judge for disposition is entirely voluntary and should be communicated solely to the clerk of the district court. Only if all the parties in the case consent to the reference to a magistrate judge will either judge or magistrate judge be informed of your decision. **If you decide to consent, your case will receive a date certain for trial**.

No action eligible for arbitration will be referred by consent of the parties until the arbitration has been concluded and trial *de novo* demanded pursuant to Local Rule 53.2, Paragraph 7. The Court may, for good cause shown, on its own motion, or under extraordinary circumstances shown by any party, vacate a reference of a civil matter to a magistrate judge.

When a case is referred to a magistrate judge for all further proceedings, including the entry of final judgment, the final judgment shall be appealed directly to the Court of Appeals for the Third Circuit in the same manner as an appeal from any other judgment of a district court.

Nothing herein shall be construed to be a limitation of any party's right to seek review by the Supreme Court of the United States.

JAMES T. GILES
CHIEF JUDGE

MICHAEL E. KUNZ
CLERK OF COURT

UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

FILED DEC - 1 2003

ANATOLY S. WEISER, Individually and on behalf of all others similarly situated,

Plaintiff,

v.

PBHG GROWTH FUND, PBHG EMERGING GROWTH FUND; PBHG LARGE CAP GROWTH FUND, PBHG SELECT GROWTH FUND, PBHG FOCUSED FUND, PBHG LARGE CAP FUND, PBHG LARGE CAP 20 FUND; PBHG STRATEGIC SMALL COMPANY FUND, PBHG DISCIPLINED EQUITY FUND, PBHG MID-CAP FUND, PBHG SMALL CAP FUND; PBHG CLIPPER FOCUS FUND, PBHG SMALL CAP VALUE FUND, PBHG REIT FUND, PBHG TECHNOLOGY & COMMUNICATIONS FUND, PBHG IRA CAPITAL PRESERVATION FUND, PBHG INTERMEDIATE FIXED INCOME FUND, PBHG CASH RESERVES FUND (collectively, the "PBHG MUTUAL FUNDS"); PBHG FUNDS, OLD MUTUAL ASSET MANAGEMENT; PILGRIM BAXTER & ASSOCIATES, LTD.; HAROLD J. BAXTER; GARY L. PILGRIM; APPALACHIAN TRAILS, L.P.; MICHAEL CHRISTIANI; WALL STREET DISCOUNT CORPORATION; ALAN LEDERFEIND; and JOHN DOES 1-100,

Defendants.

C.A. No. 03-6509

CLASS ACTION

JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT

Plaintiff alleges the following based upon the investigation of plaintiff's counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings as well as other regulatory filings and reports and advisories about the PBHG Mutual Funds (as defined in the caption of this case, above), press releases, and media reports about the PBHG Mutual Funds. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal class action on behalf of a class consisting of all persons other than defendants who purchased or otherwise acquired shares or other ownership units of one or more of the mutual funds in the PBHG family of funds (i.e., the PBHG Mutual Funds as defined in the caption, above) between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby. Plaintiffs seek to pursue remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Advisers Act of 1940 (the ``Investment Advisers Act") (the ``Class").

2. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants to the detriment of plaintiffs and the other members of the Class. As part and parcel of defendants' unlawful conduct, the Fund Defendants, as defined below, in clear contravention of their fiduciary responsibilities, and disclosure obligations, failed to properly disclose that select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares.

3. On November 13, 2003, before the market opened, defendant Pilgrim Baxter & Associates, Ltd. ("Pilgrim Baxter") sent a letter to PBHG Mutual Funds

shareholders revealing that defendants Gary L. Pilgrim ("Pilgrim") and Harold Baxter ("Baxter") were forced to resign their executive positions at Pilgrim Baxter due to an investigation by the Securities and Exchange Commission ("SEC") and the Office of the Attorney General of the State of New York (the "Attorney General") into defendants Pilgrim and Baxter's participation in a market timing scheme involving PBHG Mutual Funds. Pilgrim Baxter stated that an internal investigation revealed that defendant Baxter knew about and permitted the rapid trading of PBHG Mutual Funds shares by a private investment limited partnership or hedge fund in which defendant Pilgrim was a significant investor. According to David J. Bullock ("Bullock"), Pilgrim Baxter's President and Chief Executive Officer, the market timing activity by Pilgrim and Baxter "was not . . . consistent with the highest standards of professional and ethical behavior." On the same day, defendants filed with the SEC a prospectus supplement reiterating the discovery of defendants Pilgrim and Baxter's rampant market timing in PBHG Mutual Funds.

4. Subsequently, on November 14, 2003, The Wall Street Journal reported that Pilgrim invested in a hedge fund that, in 2000, asked Pilgrim for permission to market time PBHG Mutual Funds. With defendants Pilgrim and Baxter's approval, the hedge fund was permitted to engage in rapid trades in the PBHG family of funds, including the PBHG Growth Fund, which was managed by Pilgrim. The article also stated that New York Attorney General Elliot Spitzer is reviewing trades of PBHG Mutual Funds by Canary Capital Partners LLC, a hedge fund that has as been named as a defendant in a complaint filed by the Attorney General, and numerous actions recently filed by investors, concerning its alleged participation in a wrongful and illegal scheme

involving late trading and market timing in various mutual fund families, including Janus, One Group, Strong, Nations, and AllianceBernstein funds.

5. According to a Bloomberg article published on November 16, 2003, as a result of their forced resignations from Pilgrim Baxter, defendants Pilgrim and Baxter will collectively receive accelerated payments of approximately $69.3 million from Old Mutual plc, a South African-based financial services company which acquired Pilgrim Baxter in 2000, as the final payment on the acquisition price and another $11 million for defendants' vested equity in Pilgrim Baxter.

6. On November 20, 2003, the SEC and the Attorney General announced civil charges against Pilgrim and Baxter in connection with their illegal market timing in PBHG Mutual Funds. According to the complaint filed by the Attorney General, beginning as early as 1998, Pilgrim and Baxter knowingly facilitated market timing in PBHG Mutual Funds by favored investors, including the Appalachian Trails hedge fund ("Appalachian Trails") which defendant Pilgrim and his wife co-founded and maintained substantial ownership interest therein, as well as the clients of Wall Street Discount Corporation, a broker-dealer run by defendant Alan Lederfeind, Baxter's close friend.

JURISDICTION AND VENUE

7. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. § 80b-14); and 28 U.S.C. §§ 1331, 1337. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within

this District and many Class members reside within this District. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

8. Plaintiff Anatoly S. Weiser, as set forth in his certification, which is attached hereto and incorporated by reference herein, purchased units of the PBHG Large Cap 20 Fund and PBHG Select Growth Fund during the Class Period and has been damaged thereby.

9. Each of the PBHG Mutual Funds, including the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, are mutual funds that are regulated by the Investment Company Act of 1940 that are managed by defendant Pilgrim Baxter and that buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint. Old Mutual Asset Management ("Old Mutual") is a subsidiary of Old Mutual plc, a South African-based financial services firm and the ultimate parent of all Pilgrim Baxter Defendants, as defined herein. Through its member firms, which include Pilgrim Baxter, Old Mutual Asset Management provides asset management services and products in the United States. Old Mutual Asset Management is headquartered at 200 Clarendon Street, 53rd Floor, Boston, MA 02116.

10. Defendant Pilgrim Baxter is registered as an investment adviser under the Investment Advisers Act and managed and advised the PBHG Mutual Funds during the Class Period. Pilgrim Baxter has ultimate responsibility for overseeing the day-to-day

management of the PBHG Mutual Funds. Pilgrim Baxter is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

11. Defendant PBHG Funds is the registrant and issuer of the shares of the PBHG Mutual Funds. PBHG Funds is located at 1400 Liberty Ridge Drive, Wayne, Pennsylvania 19087.

12. Defendant Gary L. Pilgrim was, until July 2003, President of Pilgrim Baxter, and at all relevant times, a co-founder and a Director of Pilgrim Baxter. Additionally, defendant Pilgrim was a co-founder of defendant Appalachian Trails. At all relevant times, defendant Pilgrim was an active participant in the unlawful scheme alleged herein.

13. Defendant Harold J. Baxter was the co-founder and, at all relevant times, was Chief Executive Officer and Chairman of the Board of Pilgrim Baxter, and was an active participant in the unlawful scheme alleged herein.

14. Defendants Old Mutual Asset Management, Pilgrim Baxter, PBHG Funds, Gary L. Pilgrim, Harold J. Baxter, and the PBHG Mutual Funds are referred to collectively herein as the "Fund Defendants."

15. Defendant Appalachian Trails is a Delaware limited partnership founded in 1995, in part, by defendants Pilgrim and Christiani. Appalachian Trails maintains its principal place of business in Avon, Connecticut. Defendant Michael Christiani is a co-founder, general partner, and manager of Appalachian Trails. At all relevant times, defendant Christiani was an active participant in the unlawful scheme alleged herein.

16. Defendant Wall Street Discount Corporation ("Wall Street Discount Corp.") is a discount broker-dealer and maintains its headquarters at 100 Wall Street, New York, New York 10005.

17. Defendant Alan Lederfeind was the founder and President of Wall Street Discount Corp. and was an active participant in the scheme alleged herein.

18. The true names and capacities of defendants sued herein as John Does 1 through 100 are other active participants with the Fund Defendants in the widespread unlawful conduct alleged herein whose identities have yet to be ascertained. Such defendants were secretly permitted to engage in improper timing at the expense of ordinary PBHG Mutual Funds investors, such as plaintiffs and the other members of the Class, in exchange for which these John Doe defendants provided remuneration to the Fund Defendants. Plaintiffs will seek to amend this complaint to state the true names and capacities of said defendants when they have been ascertained.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased or otherwise acquired shares or like interests in any of the PBHG Mutual Funds between November 24, 1998 and November 12, 2003, inclusive, and who were damaged thereby. Plaintiff and each of the Class members purchased shares or other ownership units in PBHG Mutual Funds pursuant to a registration statement and prospectus. The registration statements and prospectuses pursuant to which plaintiff and the other Class members purchased their shares or other ownership units in the PBHG Mutual Funds are referred to collectively herein as the "Prospectuses." Excluded from the

Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

20. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiffs believe that there are thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by the PBHG Mutual Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

21. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

22. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

23. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) whether statements made by defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the PBHG Mutual Funds; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

24. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

25. Mutual funds, including the PBHG Mutual Funds, are meant to be long-term investments. Unbeknownst to investors, from at least as early as November 24, 1998 and until November 12, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors, including Pilgrim, Appalachian Trails, Christiani, Alan Lederfeind, and clients of Wall Street Discount Corp., to reap many millions of dollars in profit, at the expense of the plaintiffs and other members of the Class, through secret and illegal timed-trading. In exchange for the right to engage in timing, which hurt plaintiff and other Class members, by artificially and materially affecting the value of the PBHG Mutual Funds, defendant Wall Street Discount Corp. facilitated an agreement between certain of its clients and the PBHG defendants to park substantial assets in the PBHG Mutual Funds, thereby increasing the assets under PBHG

Mutual Funds' management and the fees paid to PBHG Mutual Funds' managers, including defendant Pilgrim. The John Doe Defendants also participated in this arrangement to park substantial assets in the PBHG Mutual Funds in exchange for market timing capabilities.

26. The assets parked in the PBHG Funds in exchange for the right to engage in timing have been referred to as "sticky assets.'" Specifically, Pilgrim Baxter, as manager of the PBHG Mutual Funds, and each of the relevant fund managers, including Pilgrim, profited from fees Pilgrim Baxter charged to the PBHG Mutual Funds that were measured as a percentage of the fees under management. In exchange for the right to engage in timed trading, which hurt plaintiffs and the other Class members, by artificially and materially affecting the value of the PBHG Mutual Funds, the John Doe Defendants, agreed to park substantial assets in PBHG Mutual Funds.

27. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect them, and the fund's NAV will be artificially low. Put another way,

the NAV would not reflect the true current market value of the stocks the fund holds. This and similar strategies are known as "time zone arbitrage."

28. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the PBHG Mutual Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This is sometimes known as "liquidity arbitrage."

29. Effective timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days --- as Canary also did --- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

30. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

31. It is widely acknowledged that timing inures to the detriment of long-term mutual fund shareholders and, because of this detrimental effect, the Prospectuses stated that timing is monitored and that the Fund Defendants work to prevent it. These statements were materially false and misleading.

DEFENDANTS' FRAUDULENT SCHEME

32. On September 4, 2003 *The Wall Street Journal* reported that the New York Attorney General Elliot Spitzer filed a complaint in New York Supreme Court alleging that certain mutual fund companies secretly allowed, and in some instances facilitated, a New Jersey-based hedge fund to engage in prohibited and/or fraudulent trading in mutual fund shares (the "Spitzer Complaint I"). In return for receiving this favored treatment, which damaged the long term mutual fund investors, the hedge fund parked funds in financial instruments controlled by the fund companies or their affiliates to increase fund management fees, and entered into other arrangements which benefited the fund companies and/or their affiliates. The article reported as follows regarding the matter:

> Edward Stern . . . finds himself at the center of a sweeping investigation into the mutual-fund industry after paying $40 million to settle charges of illegal trading made by the New York State Attorney General's Office. According to the settlement, Mr. Stern's hedge fund, called Canary Capital Partners LLC, allegedly obtained special trading opportunities with leading mutual-fund families-- including Bank of America Corp's Federated Funds, Bank One Corp., Janus Capital Group Inc. and Strong Financial Corp.-- by promising to make substantial investments in various funds managed by these institutions.
>
> The article indicated that the fraudulent practices enumerated in the Spitzer Complaint I were just the tip of the iceberg, stating as follows: In a statement, Mr. Spitzer said ``the full extent of this complicated fraud is not yet known," but he asserted that the mutual-fund industry operates on a double standard" in which certain traders ``have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors." (Emphasis added).

33. The Spitzer Complaint I received substantial press coverage and sparked additional investigations by state agencies, the SEC and U.S. Attorney for the Southern

District of New York, and led to calls for more regulation and tougher enforcement of the mutual and hedge fund industries. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern among investors that the improper trading of mutual-fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

34. On November 13, 2003, defendants filed with the SEC a prospectus supplement revealing the market timing activity in PBHG Mutual Funds: In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and the New York Attorney General ("NYAG"), Pilgrim Baxter received inquiries and subpoenas for documents from those agencies. Pilgrim Baxter retained independent counsel to assist in responding to these inquiries and to conduct a thorough and independent examination of mutual fund shareholder trading practices in the PBHG Fund Family. This internal examination revealed that Mr. Pilgrim had a significant but passive investment in a private investment limited partnership, unaffiliated with Pilgrim Baxter, that actively purchased and redeemed shares of certain PBHG Funds and other mutual funds. This partnership's investment activity in the PBHG Funds was limited to the period from March 2000 to December 2001. Mr. Baxter had knowledge of Mr. Pilgrim's investment and that the limited partnership was actively trading in PBHG Fund shares. The internal investigation is ongoing and counsel will report the results of such examination to the PBHG Board of

Trustees. In addition, Pilgrim Baxter and the PBHG Fund Family are continuing to cooperate fully with the SEC and the NYAG with respect to their examination of these matters. Pilgrim Baxter determined that certain corrective measures were appropriate relating to the PBHG Fund Family's shareholder trading policies and practices. As a result, Pilgrim Baxter has informed the PBHG Fund Family that:

> (1) Mr. Pilgrim will contribute to the PBHG Funds all personal profits he received from his investment in the limited partnership for the period March, 2000 to December, 2001;
>
> (2) Pilgrim Baxter will reimburse to PBHG Funds management fees earned which were attributable to that limited partnership's investment in PBHG Funds;
>
> (3) Pilgrim Baxter will retain an independent accounting firm to conduct a separate review of the adequacy of internal controls and procedures affecting processes and functions critical to the investment management and administration of PBHG Fund Family; and
>
> (4) Pilgrim Baxter's current practices of attempting to prevent market timing activity in the PBHG Fund Family will be formally adopted as policies and disclosed in the PBHG Fund Family prospectuses.

35. In a letter to PBHG Mutual Fund shareholders issued on that same day, Bullock, President and Chief Executive Officer of Pilgrim Baxter, stated that the internal

review of Pilgrim Baxter's past practices "brought into focus conduct that was not, in our view, consistent with the highest standards of professional and ethical behavior."

36. On November 20, 2003, the SEC and the New York Attorney General charged defendants Pilgrim and Baxter, and Pilgrim Baxter, with fraud in connection with the widespread market timing scheme in PBHG Mutual Funds. In a complaint filed in the Supreme Court of New York in New York County (the "Spitzer Complaint II"), the Attorney General alleges that beginning as early as 1998, defendants knowingly permitted market timing in the PBHG Mutual Funds by certain favored investors, including Appalachian Trails and clients of Wall Street Discount Corp. Specifically, the complaint alleges in relevant part as follows: from 1998 to present, the PBHG prospectus indicated that PBHG would not permit excessive "in and out" trading. The prospectus limits shareholder exchanges between the PBHG money market fund and the PBHG stock funds to four (4) per year.

> * * *
>
> In spite of the four exchange rule that applied to over investors, Appalachian made nearly 100 exchanges into and out of the PBHG Growth Fund in 2000 and 2001. Pilgrim's reward was a substantial share of Appalachian's multi-million dollar profits from trading in the PBHG Growth Fund. During the same period of time, a buy-and-hold shareholder invested in the PBHG Growth Fund would have lost over 60% of his investment.
>
> * * *
>
> In at least one instance, PBHG received "sticky assets" from a Wall Street Discount client.
>
> * * *
>
> Appalachian and WSDC [Wall Street Discount Corp.] clients were not the only timers in the PBHG funds. Numerous other substantial market timers had invaded the funds as early as 1998. By 2000, Defendants estimated timing assets in PBHG funds (i.e., the dollar volume of PBHG mutual funds that was subject to short-term trading) to be in excess of $500 million. In 2001, Defendants estimated timing assets in PBHG funds to be at least $573 million,

a substantial portion of which were attributable to Appalachian and clients of Wall Street Discount Corporation.
[Emphasis added.]

37. In a "Timer Activity Summary" prepared by the Fund defendants and quoted in the Spitzer Complaint II, defendants identified the market timing activity had reached the following levels by April 20, 2001:

(i) in excess of $385 million in the PBHG Growth Fund comprising nearly 11% of the assets of the fund;

(ii) in excess of $91 million in the PBHG Technology & Communications Fund comprising nearly 7.5% of the fund's assets; and

(iii) $53 million in the PBHG Emerging Growth Fund comprising nearly 8$ of the fund's assets.

38. The Spitzer Complaint II describes the involvement of defendant Appalachian in the illegal trading as such that "[t]he express purpose of Appalachian's formation was to engage in market timing of mutual funds," and that defendants Pilgrim and Baxter granted Appalachian a special dispensation from the market timing rules to ``feverishly trade in and out" of PBHG Mutual Funds, including the PBHG Growth Fund and PBHG Technology & Communications Fund. According to the Spitzer Complaint II, a shareholder who held the PBHG Technology & Communications Fund during the same time frame that Appalachian was permitted to engage in market timing of the fund "would have lost over 19% of his investment."

39. An internal Pilgrim Baxter memorandum dated June 22, 1998, quoted in the Spitzer Complaint II, further emphasizes the Fund Defendants' double standard for

certain privileged investors, including clients of defendant Wall Street Discount Corp. which was run by defendant Alan Lederfeind, a personal friend of defendant Gary Pilgrim, to engage in market timing in PBHG Mutual Funds in clear contravention of the market timing policy adopted by the Fund Defendants in mid-1998 which limited shareholders to four exchange per year from any PBHG funds to the PBHG Cash Reserves Fund. The memorandum stated in relevant part, as follows:

> Pursuant to our recent discussions and increased complaints from the portfolio managers, we have developed and are prepared to implement PBHG's Timer Policy. Shareholders that are found to be exchanging funds or buying and selling shares (in the same dollar amount) more than four times in a twelve month period will have their exchange and/or telephone purchase privileges revoked. . . Currently we have identified about 100 timers with approximately $55,000,000 in assets across all funds. Approximately $35,000,000 of theses [sic] assets are attributable to accounts managed by Alan Lederfeind. We have exempted Mr. Lederfeind's accounts from the policy with the understanding that he can only trade in the Growth, Emerging Growth and Technology & Communications Funds. ..

40. The Spitzer Complaint II also alleges that the Fund Defendants "arranged to provide to WSDC the portfolio holdings of certain PBHG funds to facilitate timing activities." An internal Pilgrim Baxter email dated August 16, 2001, confirms the continuing exception the Fund Defendants created for clients of Wall Street Discount Corp.: "The only exception to this request is Wall Street Discount, they may continue to trade freely. . . ."

THE PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

41. Prior to investing in any of the PBHG Mutual Funds, including the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, plaintiffs and each member of the Class were

entitled to and did receive one of the Prospectuses, each of which contained substantially the same materially false and misleading statements and omissions regarding the PBHG Mutual Funds' policies on timed trading.

42. The Prospectuses falsely stated that Pilgrim Baxter actively safeguards shareholders from the harmful effects of timing. Specifically, in language that typically appeared in the Prospectuses, the August 11, 2003 PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund Prospectuses state the following with respect to market timing of PBHG Mutual Funds:

> **Exchange Between Funds**
> You may exchange some or all PBHG Class Shares of a Fund for PBHG Class Shares of any other PBHG Fund that has PBHG Class Shares. PBHG Class Shares of a Fund may not be exchanged for shares of any other Class of a Fund. . . . Except for the 2% redemption/exchange fee discussed above for the IRA Capital Preservation Fund, there is currently no fee for exchanges; however, a Fund may change or terminate this privilege on 60 days' notice. Please note that exchanges into the PBHG Cash Reserves Fund from another PBHG Fund may be made only four (4) times a year. [Emphasis added.]
>
> * * *
>
> **Redemption/Exchange Fee for IRA Capital Preservation Fund**
> The IRA Capital Preservation Fund will deduct 2.00% redemption/exchange fee from the redemption or exchange proceeds of any shareholder redeeming or exchanging shares of the Fund held for less than twelve months. . . . . . . The Fund charges the redemption/exchange fee to help minimize the impact the redemption or exchange may have on the performance of the Fund, to facilitate Fund management and to offset certain transaction costs and other expenses the Fund incurs because of the redemption or exchange. The Fund also charges the redemption/exchange fee to discourage market timing activity by those shareholders initiating redemptions or exchanges to take advantage of short-term market movements. [Emphasis added.]

43. The Prospectuses failed to disclose and misrepresented the following material and adverse facts: that defendants failed to enforce their policies and practices against market timing and that they knowingly permitted such activity to the detriment of PBHG Mutual Fund shareholders; defendants had entered into an agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants to time their trading of the PBHG Mutual Funds shares; that, pursuant to that agreement, the John Doe Defendants regularly timed their trading in the PBHG Mutual Funds shares; that, contrary to the express representations in the Prospectuses, the PBHG Mutual Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants, and waived the redemption fees, at PBHG Mutual Funds' investors expense, that defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants should have been required to pay, pursuant to PBHG Mutual Funds' stated policies and current company practices; that the Fund Defendants regularly allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and the Prospectuses falsely represented the amount of compensation paid by the PBHG Mutual Funds to Pilgrim Baxter because of the PBHG Mutual Funds' secret agreement with defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street

Discount Corp.'s clients and the John Doe Defendants, provided additional undisclosed compensation to Pilgrim Baxter by the PBHG Mutual Funds and their respective shareholders.

Defendants' Scheme and Fraudulent Course of Business

44. Each defendant is liable for (i) making false statements, or for failing to disclose adverse facts while selling shares of the PBHG Mutual Funds, and/or (ii) participating in a scheme to defraud and/or a course of business that operated as a fraud or deceit on purchasers of the PBHG Mutual Funds shares during the Class Period (the "Wrongful Conduct"). This Wrongful Conduct enabled defendants to profit at the expense of plaintiffs and other Class members.

Additional Scienter Allegations

45. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the PBHG Mutual Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding PBHG Mutual Funds, their control over, and/or receipt and/or modification of PBHG Mutual Funds' allegedly materially misleading misstatements and/or their associations with the PBHG Mutual Funds which made them privy to confidential proprietary information concerning the PBHG Mutual Funds, participated in the fraudulent scheme alleged herein.

46. Additionally, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the Fund Defendants, among other things, received increased management fees as a result of the scheme alleged herein. Moreover, mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts; if the account, or persons controlling more than one account, engage in frequent trades the manager will know that they are engaging in market timing. The Spitzer Complaint I emphasizes the ease with which the practice can be spotted by fund managers or their employees, as follows:

> Mutual fund managers are aware of the damaging effect that timers shareholders may be small once they are spread out over all the investors in a fund, their aggregate impact is not: for example, one recent study estimates that U.S. mutual funds lose $4 billion each year to timers. Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, at http://facultygsb.stanford.edu/zitzewitz/Research/arbitrage1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds -- like those made by Canary -- are easy for managers to spot. And mutual fund managers have tools to fight back against timers. [Emphasis in original].

47. Defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants were motivated to participate in the wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

COUNT I

Against PBHG Funds For Violations of Section 11 Of The Securities Act

48. Plaintiff repeatS and reallegeS each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

49. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the Class against PBHG Funds. PBHG Funds is the registrant for one or more the fund shares sold to plaintiffs and the other members of the Class and is statutorily liable under Section 11. PBHG Funds issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

50. Prior to purchasing units of the PBHG Large Cap 20 Fund, PBHG Select Growth Fund, PBHG Growth Fund, and PBHG Technology and Communications Fund, plaintiffs were provided the appropriate Prospectus and, similarly, prior to purchasing units of each of the other PBHG Mutual Funds, all Class members likewise received the appropriate prospectus. Plaintiffs and other Class members purchased shares of the PBHG Mutual Funds traceable to the false and misleading Prospectuses.

51. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that they stated that it was the practice of the PBHG Mutual Funds to monitor and take steps to prevent timed trading, at least with respect to PBHG IRA Capital Preservation Fund, because of its

adverse effect on fund investors, when, in fact, select investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Does named as defendants herein were allowed to engage in timed trading and trade at the previous day's price. The Prospectuses failed to disclose and misrepresented, inter alia, the following material and adverse facts:

(a) that defendants had agreed to allow defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to time its trading of the PBHG Mutual Funds shares;

(b) that, pursuant to that agreement, defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants regularly timed the PBHG Mutual Funds shares;

(c) that, contrary to the express representations in the Prospectuses and defendant Pilgrim Baxter's current policies and practices, the PBHG Mutual Funds enforced their policy against frequent traders selectively, i.e., they did not enforce it against the defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants;

(d) that the Fund Defendants regularly allowed select favored investors, including defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants, to engage in trades that were disruptive to the efficient management of the PBHG Mutual Funds and/or increased the PBHG Mutual Funds' costs and thereby reduced the PBHG Mutual Funds' actual performance; and

(e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Fund Defendants benefited financially at the expense of the PBHG Mutual Funds investors.

52. Plaintiff and the Class have sustained damages. The value of the PBHG Mutual Funds shares decreased substantially subsequent to and due to defendants' violations.

53. At the time they purchased the PBHG Mutual Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim was brought within the applicable statute of limitations.

COUNT II

Against Old Mutual Asset Management and Pilgrim Baxter as a Control Person of PBHGFunds For Violations of Section 15 of the Securities Act

54. Plaintiff repeats and realleges each and every allegation contained above, except that for purposes of this claim, plaintiffs expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional reckless misconduct and otherwise incorporates the allegations contained above.

55. This Claim is brought pursuant to Section 15 of the Securities Act against Old Mutual Asset Management and Pilgrim Baxter, as control persons of PBHG Funds. It

is appropriate to treat these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Old Mutual Asset Management and Pilgrim Baxter.

56. PBHG Funds is liable under Section 11 of the Securities Act as set forth herein.

57. Each of Old Mutual Asset Management and Pilgrim Baxter was a "control person" of PBHG Funds within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over PBHG Funds -- Old Mutual Asset Management and Pilgrim Baxter directly and indirectly, had the power and authority, and exercised the same, to cause PBHG Funds to engage in the wrongful conduct complained of herein. Old Mutual Asset Management and Pilgrim Baxter issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

58. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Old Mutual Asset Management and Pilgrim Baxter are liable to plaintiff to the same extent as is PBHG Funds for its primary violations of Section 11 of the Securities Act.

59. By virtue of the foregoing, plaintiff and other Class members are entitled to damages against Old Mutual Asset Management and Pilgrim Baxter.

VIOLATIONS OF THE EXCHANGE ACT
APPLICABILITY OF PRESUMPTION OF RELIANCE: FRAUD-ON-THE MARKET DOCTRINE

60. At all relevant times, the market for PBHG Mutual Funds were an efficient market for the following reasons, among others:

(a) The PBHG Mutual Funds met the requirements for listing, and were listed and actively bought and sold through a highly efficient and automated market;

(b) As regulated entities, periodic public reports concerning the PBHG Mutual Funds were regularly filed with the SEC;

(c) Persons associated with the PBHG Mutual Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The PBHG Mutual Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

61. As a result of the foregoing, the market for the PBHG Mutual Funds promptly digested current information regarding PBHG Mutual Funds from all publicly available sources and reflected such information in the respective PBHG Mutual Funds' NAV. Investors who purchased or otherwise acquired shares or interests in the PBHG Mutual Funds relied on the integrity of the market for such securities. Under these circumstances, all purchasers of the PBHG Mutual Funds during the Class Period

suffered similar injury through their purchase or acquisition of PBHG Mutual Funds securities at distorted prices that did not reflect the risks and costs of the continuing course of conduct alleged herein, and a presumption of reliance applies.

COUNT III

Violation Of Section 10(b) Of The Exchange Act Against And Rule 10b-5 Promulgated Thereunder Against All Defendants

62. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

63. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and cause plaintiffs and other members of the Class to purchase PBHG Mutual Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct,.defendants, and each of them, took the actions set forth herein.

64. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the PBHG Mutual Funds' securities, including plaintiffs and other members of the Class, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated PBHG Mutual Funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All

defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

65. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal adverse material information about the PBHG Mutual Funds' operations, as specified herein.

66. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiffs and members of the Class.

67. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

68. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of PBHG Mutual Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded

by defendants but not disclosed in public statements by defendants during the Class Period, plaintiffs and the other members of the Class acquired the shares or interests in the PBHG Mutual Funds during the Class Period at distorted prices and were damaged thereby.

69. At the time of said misrepresentations and omissions, plaintiffs and other members of the Class were ignorant of their falsity, and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the PBHG Mutual Funds' operations, which were not disclosed by defendants, plaintiffs and other members of the Class would not have purchased or otherwise acquired their shares or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

70. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

71. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and the other members of the Class suffered damages in connection with their respective purchases and sales of the PBHG Mutual Funds shares during the Class Period.

COUNT IV

Against Old Mutual Asset Management (as a Control Person of Pilgrim Baxter, PBHG Funds, and the PBHG Mutual Funds); Pilgrim Baxter (as a Control Person of PBHG Funds and the PBHG Mutual Funds); and PBHG Funds (as a ControlPerson of the PBHG Mutual Funds) For Violations of Section 20(a) of the Exchange Act

72. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein except for Claims brought pursuant to the Securities Act.

73. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Old Mutual Asset Management, as a control person of Pilgrim Baxter, PBHG Funds, and the PBHG Mutual Funds; Pilgrim Baxter as a control person of PBHG Funds and the PBHG Mutual Funds; and the PBHG Funds as a control person of the PBHG Mutual Funds.

74. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the PBHG Mutual Funds' public filings, press releases and other publications are the collective actions of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds.

75. Each of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds acted as controlling persons of the PBHG Mutual Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged herein. By virtue of their operational and management control of the PBHG Mutual Funds' respective businesses and Systematic involvement in the fraudulent scheme alleged herein, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the PBHG Mutual Funds, including the content and dissemination of the various statements which plaintiffs contend are false and misleading.

76. Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

77. In particular, each of Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds had direct and supervisory involvement in the operations of the PBHG Mutual Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

78. As set forth above, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds each violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Old Mutual Asset Management, Pilgrim Baxter, and PBHG Funds are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of defendants' wrongful conduct, plaintiffs and other members of the Class suffered damages in connection with their purchases of PBHG Mutual Funds securities during the Class Period.

COUNT V

For Violations of Section 206 of The Investment Advisers Act of 1940 Against Pilgrim Baxter [15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]

79. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

80. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. § 80b-15.

81. Pilgrim Baxter served as an "investment adviser" to plaintiff and other members of the Class pursuant to the Investment Advisers Act.

82. As a fiduciary pursuant to the Investment Advisers Act, Pilgrim Baxter was required to serve plaintiff and other members of the Class in a manner in accordance

with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

83. During the Class Period, Pilgrim Baxter breached its fiduciary duties owed to plaintiff and the other members of the Class by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon plaintiff and other members of the Class.

84. As detailed above, Pilgrim Baxter allowed defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and John Doe Defendants to secretly engage in timed trading of the PBHG Mutual Funds shares. The purposes and effect of said scheme, practice and course of conduct was to enrich Pilgrim Baxter, among other defendants, at the expense of plaintiff and other members of the Class.

85. Pilgrim Baxter breached its fiduciary duties owed to plaintiff and other Class members by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon plaintiff and the Class members.

86. Pilgrim Baxter is liable as a direct participant in the wrongs complained of herein. Pilgrim Baxter, because of its position of authority and control over the Janus Fund, Inc. was able to and did: (1) control the content of the Prospectuses; and (2) control the operations of the PBHG Mutual Funds.

87. Pilgrim Baxter had a duty to (1) disseminate accurate and truthful information with respect to the PBHG Mutual Funds; and (2) truthfully and uniformly act

in accordance with its stated policies and fiduciary responsibilities to plaintiff and members of the Class.

88. Pilgrim Baxter participated in the wrongdoing complained of herein in order to prevent plaintiff and other members of the Class from knowing of Pilgrim Baxter's breaches of fiduciary duties including: (1) increasing its profitability at plaintiffs' and other members of the Class' expense by allowing defendants Appalachian Trails, Michael Christiani, Alan Lederfeind, and Wall Street Discount Corp.'s clients and the John Doe Defendants to secretly time their trading of the PBHG Mutual Funds shares; and (2) placing its interests ahead of the interests of plaintiff and other members of the Class.

89. As a result of Pilgrim Baxter's multiple breaches of its fiduciary duties owed plaintiff and other members of the Class, plaintiff and other Class members were damaged.

90. Plaintiff and other Class members are entitled to rescind their investment advisory contracts with Pilgrim Baxter and recover all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

(a) Determining that this action is a proper class action and appointing plaintiff as Lead Plaintiff and their counsel as Lead Counsel for the Class and certifying him as Class representative under Rule 23 of the Federal Rules of Civil Procedure;

(b) Awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(c) Awarding plaintiffs and the Class, to the extent they still hold shares of the PBHG Mutual Funds, rescissory damages in accordance with Section 12(a)(2) of the Securities Act or, if sold, compensatory damages;

(d) Awarding plaintiffs and the Class rescission of their contract with Pilgrim Baxter and recovery of all fees paid to Pilgrim Baxter pursuant to such agreement;

(e) Awarding plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

(f) Such other and further relief as the Court may deem just and proper.

Plaintiffs hereby demand a trial by jury.

JURY TRIAL DEMANDED

Dated: December 1, 2003

DONOVAN SEARLES, LLC

Michael D. Donovan, Esq. (51895)
1845 Walnut Street, Suite 1100
Philadelphia, PA 19103
Telephone: (215) 732-6067
Facsimile: (215) 732-8060
Email: mdonovan@donovansearles.com

Eduard Korsinsky, Esq.
Zimmerman, Levi & Korsinsky LLP
39 Broadway, Suite 1440
New York, New York 10006
Telephone: (212) 363-7500
Facsimile: (212) 363-7171
Email: ek@zlklaw.com

Daniel A. Osborn, Esq. or
Beatie and Osborn LLP
521 Fifth Ave - 34th Floor
New York, New York 10175
Telephone: (212) 888-9000
Facsimile: (212) 888-9664
Email: Clientrelations@bandolaw.com

Harold Obstfeld, Esq.
Harold Obstfeld P.C.
260 Madison Avenue - 18th Floor
New York, New York 10016
Telephone: (212) 696-1212
Facsimile: (212) 696-1398
Email: hobsd@erols.com

Attorneys for Plaintiff

CERTIFICATION OF PLAINTIFF PURSUANT TO FEDERAL SECURITIES LAWS

1. Plaintiff has reviewed the complaint and authorized its filing.

2. Plaintiff did not acquire the security that is the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action or any other litigation under the federal securities laws.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

5. Plaintiff has made no transaction(s) during the Class Period in the securities that are the subject of this action except those set forth below:

SECURITY	TRANSACTION (Purchase/Sale)	QUANTITY	TRADE DATE	PRICE PER SHARE
PBHG IRA Capital Preservation Class (PBCPX)	Purchase	2,500 shares	9-24-2003	$10.00
PBHG IRA Capital Preservation Class (PBCPX)	Purchase	1.3880 shares	9/30/2003	$10.00
PBHG IRA Capital Preservation Class (PBCPX)	Purchase	6.9230 shares	10/31/2003	$10.00

Please list additional transactions on a separate sheet if necessary.

6. During the three years prior to the date of this Certification, Plaintiff has not sought to serve or served as a representative party for a class in an action filed under the federal securities laws except if detailed below:

I declare under penalty of perjury that the foregoing is true and correct. Executed this 24 day of November, 2003.

SIGNATURE

Name: Anatoly S. Weiser (Waiser) Address: 13357 Benchley Rd

City: San Diego State Zip: California 92130

Daytime Phone: (858) 720-1163 Email: a_weiser@hotmail.com

Evening Phone: (858) 720-1163

DONOVAN SEARLES, LLC
ATTORNEYS AT LAW
1845 WALNUT STREET
SUITE 1100
PHILADELPHIA, PA 19103
(215) 732-6067
FAX (215) 732-8060
www.donovansearles.com

MICHAEL D. DONOVAN
mdonovan@donovansearles.com

December 17, 2003

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

PBHG Strategic Small Company Fund
1400 Liberty Ridge Drive
Wayne, PA 19087

Re: **Weiser v. PBHG Growth Fund, et al.; C.A. 03-6509**

Dear Sir/Madam:

Enclosed please find a copy of a Class Action Complaint, Summons and Notice of Right to Consent to Exercise of Jurisdiction by a United States Magistrate Judge in the above matter. The original Complaint was filed with the Court on December 1, 2003.

Very truly yours,

MICHAEL D. DONOVAN

MDD/pam
Enclosures

cc (w/out encl.): Edward Korsinsky, Esq.
Daniel A. Osborn, Esq.
Harold Obstfeld, Esq.